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<FILENAME>osterweis13da2.txt




				  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No.2)
                    Under the Securities Exchange Act of 1934

                                 DLH HOLDINGS CORP.
                                 --------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   23335Q100
                                  -----------
                                 (CUSIP Number)

                                 Burton L. Osterweis
                                  27 Adams Street
                        Westborough, Massachusetts 01581
                                 (617) 817-7908
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 29, 2016
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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


1)       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Burton L. Osterweis
------------------------------------------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group
         (a) _______
         (b) _______

------------------------------------------------------------------------------------------------------------------
3) SEC Use Only

------------------------------------------------------------------------------------------------------------------
4) Source of Funds

         PF
------------------------------------------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)

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6)       Citizenship or Place of Organization

         United States of America

------------------------------------------------------------------------------------------------------------------
Number of Shares                    7)       Sole Voting Power                                   521,692
Beneficially Owned
By Each Reporting
Person With                         ------------------------------------------------------------------------------

                                    8)      Shared Voting Power                                  7,239

                                    ------------------------------------------------------------------------------

                                    9)      Sole Dispositive Power                               521,692

                                    ------------------------------------------------------------------------------

                                    10)     Shared Dispositive Power                             7,239


------------------------------------------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially      Owned by Each Reporting Person                       528,931

------------------------------------------------------------------------------------------------------------------
12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


------------------------------------------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)                                      4.75%


------------------------------------------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)

         IN

------------------------------------------------------------------------------------------------------------------



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Item 1.            Security and Issuer.

The securities that are the subject of this statement are common stock, par value $.001 per share, of DLH HOLDINGS CORP., a New Jersey corporation (the "Issuer"). The Issuer's principal executive offices are located at
 1776 Peachtree Street, NW, Atlanta, Georgia 30309.


Item 2.           Identity and Background.

This Amendment No. 2 (the "Amendment") amends the Statement of
Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on September 18, 2015, and as amended by an amendment also filed on September 18, 2015. This statement is filed on behalf of Burton L. Osterweis, a shareholder of the Issuer. Mr. Osterweis' address is 27 Adams Street, Westborough, Massachusetts 01581.

During the last five years, Mr. Osterweis was not convicted in a criminal proceeding, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Osterweis is a citizen of the United States of America.


Item 3.           Source and Amount of Funds or Other Consideration.

The securities that are the subject of this statement were acquired by Mr. Osterweis with personal funds.


Item 4.           Purpose of Transaction.

Item 3 of this statement is incorporated herein by reference. Mr. Osterweis purchased the securities that are the subject of this statement for his own account, for investment purposes.

Depending on market conditions, general economic conditions, and other factors that Mr. Osterweis may deem significant to his investment decision, Mr. Osterweis may purchase shares of the Issuer's common stock in private or market transactions or may dispose of all or a portion of the shares of common stock that he currently owns or may hereafter acquire from time to time.


Item 5.           Interest in Securities of the Issuer.

Mr. Osterweis beneficially owns 528,931 shares of the Issuer's common stock which represents 4.75% of the Issuer's outstanding common stock based upon 11,140,364 shares outstanding, as set forth in the Issuers most recent public disclosure filed as a press release on September 30, 2016;

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Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.


Item 7.           Material to be Filed as Exhibits.

None.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Date:     October 3, 2016               /s/ Burton L. Osterweis
                                         ---------------------
                                         Burton L. Osterweis

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